BNY MELLON CAPITAL MARKETS, LLC
(An Indirect Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
BNY Mellon Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BNY Mellon Capital Markets, LLC (the Company) as of December 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1986.

New York, New York
February 27, 2020

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.

BNY MELLON CAPITAL MARKETS, LLC
(An Indirect Wholly Owned Subsidiary of BNY Mellon)

December 31, 2019

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	
Statement of Financial Condition	1
Notes to Statement of Financial Condition	2-19

BNY MELLON CAPITAL MARKETS, LLC
(An Indirectly Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2019

Assets

Assets:	
Cash	$ 1,496,213
Cash segregated for regulatory purposes	10,000,000
Receivable from broker-dealers and clearing organizations	419,751,925
Receivable from customers	3,110,618
Securities purchased under agreements to resell, net	780,483,750
Securities owned, at fair value (includes $4,568,066,302 pledged as collateral)	5,841,959,906
Derivative assets, net	8,421,558
Fees receivable	5,082,037
Interest receivable	14,494,193
Receivable from affiliates	484,120
Furniture, equipment, and leasehold improvements, at cost, (net of accumulated depreciation and amortization of $2,845,387)	13,988
Software and intangibles at cost (net of accumulated amortization of $12,130,910)	3,229,769
Deferred tax asset	8,477,105
Other assets	7,840,362
Total assets	**$ 7,104,845,544**

Liabilities and Member's Equity

Liabilities:	
Securities sold under agreements to repurchase, net	$ 4,700,000,000
Payable to broker-dealers and clearing organizations	403,346,046
Payable to customers	2,929,436
Securities sold, not yet purchased, at fair value	1,591,306,469
Derivative liabilities, net	10,989,307
Payable to affiliates	8,915,260
Interest payable	2,661,361
Accrued compensation and other expenses	9,733,885
Other liabilities	1,289,382
Total liabilities	**6,731,171,146**
Subordinated liabilities	50,000,000
Member's equity	323,674,398
Total liabilities and member's equity	**$ 7,104,845,544**

See accompanying notes to Statement of Financial Condition.

(1) Organization

BNY Mellon Capital Markets, LLC (the Company), is a wholly owned subsidiary of BNY Capital Markets Holdings, Inc. (the Parent), which in turn, is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Municipal Securities Rule Making Board (MSRB) and Securities Investor Protection Corporation (SIPC). The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution, and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation. These securities products are not deposits or other obligations of BNY Mellon, are not guaranteed by BNY Mellon, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions through Pershing LLC (Pershing), an affiliate broker-dealer, on a fully disclosed basis, except for mortgage-backed securities, United States treasuries and federal agency debentures, which are cleared by the Company, and futures, which are cleared by Citigroup Global Markets, Inc. (Citi).

(2) Summary of significant accounting policies

(a) Use of estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying footnotes. Management believes that the estimates utilized in the Statement of Financial Condition are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(b) Restricted cash

Cash on deposit for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, which is reported on the statement of financial condition as Cash segregated for regulatory purposes, is considered restricted cash. Cash on deposit with clearing organizations, which is reported on the statement of financial condition as Receivable from broker-dealers and clearing organizations, is also considered restricted cash. Both restricted cash amounts have been presented as part of the beginning-of-period and end-of-period reconciliation of the statement of cash flows.

(c) Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to pending and/or unsettled transactions, clearing deposits, and securities failed to deliver. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to pending and/or unsettled securities trading activity, margin borrowings and securities failed to receive. Securities failed to deliver and Securities failed to receive represent sales

and purchases of securities by the Company, but for which it has not delivered or received the securities on settlement date. Such transactions are initially measured at the sale or purchase price plus any accrued interest.

(d) **Receivable from and Payable to customers**

Receivable from and Payable to customers represent amounts due from/to customers, primarily related to unsettled securities transactions which are reported net by customer.

(e) **Securities received from customers**

Securities received from customers in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

(f) **Securities owned and Securities sold, not yet purchased**

Financial instruments such as securities owned and securities sold, not yet purchased, are stated at fair value the Statement of Financial Condition. The fair value of such financial instruments is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models. Financial model-based pricing uses inputs of observable prices, where available, including interest rates, credit spreads, and other factors.

Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

(g) **Derivative contracts**

Derivatives are stated at fair value on the Statement of Financial Condition. Derivatives in unrealized gain positions are recognized as assets while derivatives in unrealized loss positions are recognized as liabilities. Derivatives are reported net by counterparty and after consideration of cash collateral, to the extent they are subject to legally enforceable netting agreements. Derivatives include forward settling trades such as when-issued and to-be-announced ("TBA") securities, listed futures contracts, options on futures and total return swaps which are recorded on a trade date basis. The fair value of such financial instruments is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models.

(h) **Fair value measurement**

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification *(ASC) Topic 820, Fair Value Measurement*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring fair value:

Level 1 inputs   Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Level 2 inputs	Quoted prices in active markets for similar instruments, quoted prices in inactive markets for identical or similar instruments, other observable inputs (interest rates and yield curves) or inputs other than quoted prices that are derived from/corroborated by observable market data.
Level 3 inputs	Best information available when no observable market activity or observable inputs for the asset or liability exist at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange-traded securities, derivatives, and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities and derivatives.

In valuing level 3 securities, if any exist, the Company first looks to current prices (any price not greater than 30 days old) with substantial size for similar securities. If no price is available, the Company utilizes model-based pricing, which takes into account the expected cash flows and credit quality of the financial instrument. See footnote 11 for more information.

(i) *Securities purchased under agreements to resell and Securities sold under agreements to repurchase*

Securities purchased under agreements to resell and Securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company nets eligible repurchase agreements and resale agreements in the Statement of Financial Condition in accordance with *ASC Subtopic 210-20, Balance Sheet - Offsetting.* See footnote 12 for more information.

It is the Company's policy to take possession of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Once pledged, these securities are considered encumbered securities. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to re-pledge or resell the securities to others.

Interest is accrued on securities purchased under agreements to resell and securities sold under agreements to repurchase contract amounts and are included in the respective lines on the Statement of Financial Condition.

(j) *Furniture, equipment, leasehold improvements, software and intangibles*

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease. Software is depreciated over a five year period and intangibles are amortized over an eighteen year period.

(k) *Income taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not to be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(l) *Leasing*

The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. For all leases, the Company uses a rate that represents a collateralized incremental borrowing rate based on similar terms and information available at commencement date of the lease in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

(3) Recently Adopted Accounting Standards

The following Accounting Standards Updates ("ASUs") issued by the FASB have been adopted by the Company.

ASU 2016-02, Leases

In February 2016, the FASB issued an ASU, *Leases*. The primary objective of this ASU is to increase transparency and comparability by recognizing lease assets and liabilities on the balance sheet and expand related disclosures. This ASU requires a "right-of-use" asset and a payment obligation liability on the balance sheet for most leases and subleases. Additionally, depending on the lease classification under the standard, it may result in different expense recognition patterns and classification than under existing accounting

principles. For leases classified as finance leases, it will result in higher expense recognition in the earlier periods and lower expense in the later periods of the lease.

The Company adopted this guidance January 2019, using the alternative transition method on a prospective basis (and elected to utilize the basket of practical expedients available at implementation). As a result of the implementation, the Company did not have any adjustments to retained earnings for recognized right-of-use assets of $38,488 in other assets, and lease liabilities of $38,488 in other liabilities on the balance sheet, both based on the present value of the expected remaining lease payments.

(4)   Recently Issued Accounting Standards

ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued an ASU, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments*. This ASU introduces a new current expected credit losses model, which applies to financial assets subject to credit losses and measured at amortized cost including repurchase agreements, certain receivables and certain off-balance sheet credit exposures. The standard requires a cumulative effect of initial application to be recognized in retained earnings at the date of initial application.

BNY Mellon has developed expected credit loss models and approaches that include consideration of multiple forecast scenarios and other methodologies. The impact to the Company is expected to be immaterial.

(5)   Securities owned and Securities sold, not yet purchased, at fair value

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2019:

	Securities owned	Securities sold, not yet purchased
Corporate and sovereign debt securities	$ 427,809,051	105,344,057
U.S. treasury obligations	1,539,934,198	1,462,756,871
U.S. government agencies	717,098,752	-
Agency mortgage-backed securities	2,930,033,139	-
State and municipal obligations	142,330,989	54,964
Certificates of deposit	12,345,015	99,877
Commercial paper	10,020,422	-
Equity securities	59,594,685	23,050,700
Preferred stock	2,793,655	-
	$ 5,841,959,906	1,591,306,469

(6) Receivable from and Payable to broker-dealers and clearing organizations and customers

Receivable from and payable to broker-dealers and clearing organizations and customers consist of the following at December 31, 2019:

		Receivable	Payable
Receivable from/payable to clearing brokers	$	1,405,903	374,626,469
Securities failed-to-deliver/receive - broker-dealers		6,057,590	1,889,137
Trades pending settlement		401,775,194	26,830,440
Deposits at clearing organizations		10,513,238	-
		419,751,925	403,346,046
Collateral receivable/payable to customers		-	53,423
Receivable from/payable to customers		3,110,618	2,876,013
		3,110,618	2,929,436
	$	422,862,543	406,275,482

The Company clears its customer facilitation transactions, with the exception of mortgage-backed securities, United States treasuries, and federal agency debentures through Pershing on a fully disclosed basis. Pershing, an affiliated broker dealer, clears all transactions except the aforementioned and futures transactions, which are cleared through Citi. The amount receivable from clearing broker is due from Citi, and amount payable to the clearing broker is due to Pershing and is primarily comprised of a margin loan payable for securities owned and financed.

Securities fail-to-receive and fail-to-deliver from brokers represent unsettled trades which are past settlement date that either the Company has not received payment (or delivered securities), or the Company has not received securities (or made payment).

Broker-dealer trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2019 approximates the amounts owed.

The Deposits at clearing organizations represents balances on deposit that are required in order to do business and are reviewed periodically.

The Company receives and pays collateral against open contractual commitments. Cash collateral is reflected in the financial statements. Non-cash collateral is not reflected in the financial statements.

The Company minimizes credit risk by monitoring counterparty credit exposure and collateral values on a daily basis. The Company requires additional collateral to be deposited or returned, and likewise, counterparties request and return collateral as deemed necessary.

(7) Furniture, equipment, and leasehold improvements

Furniture, office equipment, computer equipment, and leasehold improvements consist of the following as of December 31, 2019:

Furniture and office equipment	$	1,831,074
Computer equipment		941,105
Leasehold improvements		87,196
		2,859,375
Less accumulated depreciation		2,845,387
Furniture, equipment, leasehold improvements, net	$	13,988
Software	$	11,957,193
Intangibles		3,403,486
		15,360,679
Less accumulated amortization		12,130,910
Software and intangibles, net	$	3,229,769

(8) Securities purchased under agreements to resell and Securities sold under agreements to repurchase

At December 31, 2019, the Company had received securities with a fair value of $1,768,348,022 as collateral for the counterparty's obligation for securities purchased under agreements to resell of $780,483,750. These particular transactions are primarily overnight contracts for U.S. treasuries, in which the principal values are reset regularly.

At December 31, 2019, the Company had pledged securities with a fair value of $5,782,907,440 as collateral for its obligation for securities sold under agreements to repurchase of $4,700,000,000.

(9) Lines of credit

The Company maintains uncommitted lines of credit totaling $600 million, which consists of $100 million with an unrelated financial institution, and $500 million currently with BNY Mellon IHC, LLC. In each case, the lines of credit are used to finance the Company's trading business. None of the lines were in use at December 31, 2019.

(10) Related-party transactions

The Company conducts recurring business with affiliated entities including significant financing and operating transactions. During the year ended December 31, 2019, such transactions included purchases of securities under agreements to resell and other advisory services. The affiliates also provide legal, tax, banking, data processing, rent, and other administrative support services to the Company pursuant to cost sharing agreements between the Company and BNY Mellon and affiliates.

As of December 31, 2019, the margin balance payable to Pershing was $374,626,469 and is included in Payable to brokers-dealers and clearing organizations. The contract price of trades pending settlement at Pershing will become part of the margin balance upon settlement. See footnote 6 for additional information.

As of December 31, 2019, amounts payable to affiliates of $8,915,260 consists of payables related to accounts payable processing, intercompany service payments made by an affiliate on behalf of the Company and amounts payable under the terms of the TRS transaction described below.

The Company entered into back-to-back TRS transactions (TRS) between BNY Mellon and a third party. Total return swaps are contractual agreements where the Company agrees to pay a counterparty the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows, such as the London Interbank Offered Rate ("LIBOR"). The underlying assets for total return swaps may include equity and fixed income indices securities. The exposure from these transactions is hedged by entering into a mirrored trade with BNY Mellon. The related mark to market change on the swaps and the interest revenues and expenses from the LIBOR-based cash flows are recorded in Principal transactions, net. BNY Mellon relies on this related party total return swap trade to economically hedge obligations arising from BNY Mellon's deferred compensation plan whereby the participants defer compensation and earn a return linked to the performance of investments they select. On January 1, 2019, the Federal Reserve Clean Holding Company Rules prohibit a Bank Holding Company ("BHC") from entering into a Qualified Financial Contract ("QFC") with an entity that is not a subsidiary of the BHC. The existing Total Return Swap referenced above would qualify as a QFC facing an unaffiliated counterparty and would therefore be prohibited on or after January 1, 2019. The Clean Holding Company Rule does permit a BHC to enter into a QFC with a subsidiary. The Total Return Swap trades are not centrally cleared and the trades are six months in duration. The Total Return Swap trades are part of ISDA agreements between the counterparties. Interest and performance (variation margin) are settled on a monthly basis. At December 31, 2019, the amount payable to an affiliate for the matured swaps was $5,023,782, recorded in amounts Payable to affiliates on the Statement of Financial Condition.

The Company has entered into a loan subordinated to the claims of creditors with the Parent in the amount of $100 million. As of December 31, 2019, the outstanding balance on that loan is $50 million. See footnote 15 for additional information.

In addition, the Company had receivables from affiliates totaling $484,120, which primarily represents current taxes receivable. See footnote 17 for additional information.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2019:

Assets:		
Cash	$	1,496,213
Securities owned, at fair value		2,944,532
Receivable from affiliates		484,120
Fees receivable		85,500
Total assets	$	5,010,365
Liabilities:		
Payable to broker-dealers and clearing organizations	$	374,626,469
Subordinated liabilities		50,000,000
Payable to affiliates		8,915,260
Interest payable		4,965
Derivative liabilities, net		390
Total liabilities	$	433,547,084

(11) Financial instruments

a) Fair value

In accordance with FASB ASC Topic 820, *Fair Value Measurement,* the Company groups its financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value.

Level 1 primarily consists of financial instruments whose value is based on unadjusted quoted market prices such as listed equities and options. Additionally, this category also includes U.S. treasury obligations for which the Company typically receives independent external valuation information based on active markets.

Level 2 primarily consists of financial instruments whose value is based on quoted prices for similar assets or liabilities in markets that are active, quoted prices in inactive markets, and model based pricing for which the inputs are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. This category primarily includes corporate debt, U.S. government agencies, agency mortgage-backed securities, state and municipal obligations, certificates of deposits, commercial paper and forward settling TBA securities.

Level 3 comprises securities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable. There are no level 3 assets or liabilities at December 31, 2019.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2019 are as follows:

	Assets at fair value as of December 31, 2019				
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities owned, at fair value:					
Corporate and sovereign debt securities	$ -	427,809,051	-	-	427,809,051
U.S. treasury obligations	1,539,934,200	-	-	-	1,539,934,200
U.S. government agencies	-	362,922,516	-	-	362,922,516
Agency mortgage-backed securities	-	3,284,209,373	-	-	3,284,209,373
State and municipal obligations	-	142,330,990	-	-	142,330,990
Certificates of deposit	-	12,345,015	-	-	12,345,015
Commercial paper	-	10,020,422	-	-	10,020,422
Equity securities	59,594,685	-	-	-	59,594,685
Preferred stock	-	2,793,654	-	-	2,793,654
Total securities owned, at fair value	1,599,528,885	4,242,431,021	-	-	5,841,959,906
Interest rate derivatives, at fair value	12,265	25,837,853	-	(17,428,560)	8,421,558
Total fair valued assets	$ 1,599,541,150	4,268,268,874	-	(17,428,560)	5,850,381,464

[1] Includes the effect of netting agreements and net cash collateral received.

	Liabilities at fair value as of December 31, 2019				
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities sold, not yet purchased, at fair value:					
Corporate and sovereign debt securities	$ -	105,344,057	-	-	105,344,057
U.S. treasury obligations	1,462,756,871	-	-	-	1,462,756,871
Agency mortgage-backed securities	-	-	-	-	-
State and municipal obligations	-	54,964	-	-	54,964
Certificates of deposit	-	99,877	-	-	99,877
Equity securities	23,050,700	-	-	-	23,050,700
Total securities sold, not yet purchased, at fair value	1,485,807,571	105,498,898	-	-	1,591,306,469
Interest rate derivatives, at fair value	15,374	28,402,493	-	(17,428,560)	10,989,307
Total fair valued liabilities	$ 1,485,822,945	133,901,391	-	(17,428,560)	1,602,295,776

[1] Includes the effect of netting agreements and net cash collateral paid.

b) *Derivative instruments*

The Company enters into various transactions involving derivatives financial instruments. These financial instruments include futures, exchange-traded options, forward settling government/agency securities, and agency mortgage-backed securities including to-be-announced contracts (TBAs), and Total Return Swaps (TRS). These derivative instruments are used to manage exposure to market and interest rate risk.

Futures and forward settling mortgage-backed TBA, securities provide for the delayed delivery of the underlying instrument. As a seller of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. As a purchaser of options, the Company pays a premium in exchange for the right to buy or sell the security at a future date at a contracted price. The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. Futures contracts are executed on an exchange, and cash settlement is transacted the next business day for the market movement. Accordingly, futures contracts generally have minimal credit risk. The counterparty credit risk on forward settling TBAs, ARMs, and CMO securities and options is limited to the unrealized fair value gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

In December 2019, the Company entered into back-to-back TRS transactions between BNY Mellon and a third party. The duration of these transactions are six months in nature. These transactions are reset every six months and updated accordingly. The underlying assets for total return swaps include equity and fixed income indices securities.

The following table summarizes the notional amount and credit exposure of derivative instruments at December 31, 2019:

		Notional value (in millions)	Derivative assets, at fair value	Derivative liabilities, at fair value
Futures:				
Treasury	$	14	-	391
Euro-Dollar		795	-	14,984
Forwards:				
Agency Mortgage-Backed TBAs, ARM's, CMO's, U.S. Government and U.S. Agencies		28,891	25,837,853	28,402,492
Options:				
US Treasury options on futures		75	8,984	-
EuroDollar options on futures		65	3,281	-
Total gross derivatives, at fair value	$		25,850,118	28,417,867
Impact of netting			(17,428,560)	(17,428,560)
Total net derivatives, at fair value	$		8,421,558	10,989,307

c) *Financial Assets and Liabilities not measured at Fair Value*

The fair values of other financial assets and liabilities (consisting primarily of Receivable from and Payable to broker-dealers and clearing organizations; Receivable from and Payable to customers; Securities purchased under agreements to resell and Securities sold under agreements to repurchase) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, and/or bear interest at market rates.

Summary of financial instruments

(in thousands)		12/31/2019				
		Level 1	Level 2	Level 3	Total estimated fair value	Carrying amounts
Assets:						
Cash	$	1,496	-	–	1,496	1,496
Cash segregated for regulatory purposes		10,000	-	–	10,000	10,000
Receivable from broker-dealers and clearing organizations		-	419,752	-	419,752	419,752
Receivable from customers		-	3,111	-	3,111	3,111
Securities purchased under agreements to resell, net		-	780,484	-	780,484	780,484
Fees receivable		-	5,082	-	5,082	5,082
Interest receivable		-	14,494	-	14,494	14,494
Receivable from affiliates		-	484	-	484	484
Total	$	11,496	1,223,407	-	1,234,903	1,234,903
Liabilities						
Securities sold under agreements to repurchase, net	$	-	4,700,000	–	4,700,000	4,700,000
Payable to broker-dealers and clearing organizations		-	403,346	-	403,346	403,346
Payable to customers		-	2,929	-	2,929	2,929
Payable to affiliates		-	8,915	-	8,915	8,915
Interest payable		-	2,661	-	2,661	2,661
Subordinated liabilities		-	50,000	-	50,000	50,000
Total	$	-	5,167,851	-	5,167,851	5,167,851

(12) Offsetting of assets and liabilities

The following tables present derivative assets and liabilities and financial instruments that are subject to an enforceable netting agreement.

Offsetting of Derivative Assets and Financial Instruments

	December 31, 2019					
			Net assets recognized in the	Gross amounts not offset in the statement of financial condition [1]		
	Gross assets recognized	Offset in the statement of financial condition	statement of financial condition	Financial instruments	Cash collateral received	Net amount
Derivative assets subject to netting arrangements:						
Interest rate derivatives	$ 26,364,221	(17,954,928)	8,409,293	-	-	8,409,293
Total derivative assets subject to netting arrangements:	26,364,221	(17,954,928)	8,409,293	-	-	8,409,293
Derivative assets not subject to netting arrangements:						
Interest rate derivatives	12,265	-	12,265	-	-	12,265
Total derivative assets not subject to netting arrangements:	12,265	-	12,265	-	-	12,265
Total derivative assets, at fair value	26,376,486	(17,954,928)	8,421,558	-	-	8,421,558
Securities purchased under agreements to resell	1,768,428,750	(987,945,000)	780,483,750	(780,483,750)	-	-
	$ 1,794,805,236	(1,005,899,928)	788,905,308	(780,483,750)	-	8,421,558

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related assets presented in the statement of financial condition and therefore any over-collateralization of these assets are not included.

Offsetting of Derivative Liabilities and Financial Instruments

				December 31, 2019			
			Net liabilities recognized in the statement of financial condition	Gross amounts not offset in the statement of financial condition [1]			
	Gross liabilities recognized	Offset in the statement of financial condition		Financial instruments	Cash collateral received	Net amount
Derivative liabilities subject to netting arrangements:						
Interest rate derivatives	$ 28,892,543	(17,918,610)	10,973,933	-		10,973,933
Total derivative liabilities subject to netting arrangements:	28,892,543	(17,918,610)	10,973,933	-	-	10,973,933
Derivative liabilities not subject to netting arrangements:						
Interest rate derivatives	15,374	-	15,374	-	-	15,374
Total derivative liabilities not subject to netting arrangements:	15,374	-	15,374	-	-	15,374
Total derivative liabilities, at fair value	28,907,917	(17,918,610)	10,989,307	-	-	10,989,307
Securities sold under agreements to repurchase	5,687,945,000	(987,945,000)	4,700,000,000	(4,700,000,000)	-	-
	$ 5,716,852,917	(1,005,863,610)	4,710,989,307	(4,700,000,000)	-	10,989,307

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related liability presented in the statement of financial condition and therefore any over-collateralization of these liabilities are not included.

(13) Transfers and servicing – secured borrowing and collateral

The following table presents the fair value of collateral pledged under repurchase agreements accounted for as secured borrowings, by the type of collateral provided to counterparties.

Gross Liabilities Collateral Pledged and Contractual Maturity

	Overnight and Continuous	Less than 30 days	Total
Repurchase Agreements			
U.S. treasury obligations	$ 1,894,294,186	10,379,786	1,904,673,972
U.S. government agencies	408,604,612	16,591,139	425,195,751
Agency mortgage-backed securities	2,665,853,838	787,183,879	3,453,037,717
Total Gross Liabilities Collateral Pledged	$ 4,968,752,636	814,154,804	5,782,907,440

The Company's repurchase agreement transactions primarily encounter risk associated with liquidity. The Company is required to pledge collateral based on predetermined terms within the agreements. If the Company were to experience a decline in the fair value of the collateral pledged for these transactions, additional collateral could be required to be provided to the counterparty; therefore, decreasing the amount of assets available for other liquidity needs that may arise.

(14) Collateral Arrangements

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. As of December 31, 2019, the fair value of securities received and pledged as collateral is detailed in the tables below:

Source of available collateral - received:

Securities purchased under agreements to resell	$ 1,768,348,022

Use of available collateral - pledged:

Securities sold under agreements to repurchase	$ 5,782,907,440
Securities collateral pledged to clearing organizations	113,856,777
	5,896,764,217

The Securities sold under agreements to repurchase and Securities purchased under agreements to resell transactions are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other type of default under the relevant master agreement. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party basis, where the collateral is maintained by a custodian and operational limitations may restrict its use of the securities. All collateral delivered to counterparties which collateralize Securities sold under agreement to repurchase transactions are considered encumbered assets.

(15) Liabilities Subordinated to the Claims of General Creditors

The Company, with the approval of FINRA, entered into a subordinated loan with the Parent in December 2016, under which $100 million was borrowed. On December 6, 2019, the Company repaid $50 million of the loan to the parent with regulatory approval from FINRA. The remaining principal balance of $50 million has a maturity date of December 26, 2026, and bears interest at 3-month LIBOR plus 1.63%.

(16) Regulatory Requirements

a) Cash and Securities Segregated under Federal and Other Regulations

The Company performs weekly computations to determine the reserve deposit requirements of the SEC under Rule 15c3-3. As of December 31, 2019, the Company had a $212,196 reserve deposit requirement. At December 31, 2019, cash of $10,000,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

b) Net Capital Requirement

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer related transactions, as defined.

At December 31, 2019, the Company had net capital of $235,919,285 which was $235,669,285 in excess of the minimum net capital required to be maintained at that date.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

(17) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $9,601,602 and a gross deferred tax liability of $1,124,497 at December 31, 2019. The deferred tax asset is primarily attributable to intangibles and the deferred tax liability is primarily attributable to depreciation. The net deferred tax asset is $8,477,105. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

Federal taxes payable of $484,712 and state taxes receivable of $948,001 are included in receivable from affiliates on the Statement of Financial Condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2013. The New York State and New York City income tax returns are closed to examination through 2012. The Company's New Jersey income tax returns are closed to examination through 2014.

(18) Financial Instruments with Off-Balance Sheet – Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations. The Company conducts business with brokers and dealers that are members of the major securities exchanges.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2019 were settled without an adverse effect on the Company's financial statements.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(19) Commitments and Contingencies

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants and regulatory matters. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

As part of the Company's investment banking activities, the firm regularly enters in agreements which could create firm commitments on behalf of the Company and the issuer or underwriting group, which are generally short term in nature. These firm commitments are subject to the SEC's Net Capital rules and are reported on the Company's Net Capital Computation. As of December 31, 2019, the Company's Net Capital Computation reported firm commitments from underwriting activities of $2,504,179.

(20) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the financial statements and through the issuance date of the financial statements, and determined that there were no material events or transactions that would require recognition or disclosure in the financial statements.